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PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated August 18, 1997)                Registration No. 333-32247


                                     SHARES

                            VISUAL EDGE SYSTEMS INC.
                                  COMMON STOCK

                                   ---------

         This Prospectus Supplement supplements and amends the Prospectus, dated August 18, 1997 (the "Prospectus"), which originally related to 93,677 shares of common stock, $.01 par value per share (the "Common Stock"), of VISUAL EDGE SYSTEMS INC., a Delaware corporation (the "Company"). As amended by Post-Effective Amendment No. 1, the Prospectus now relates to an aggregate of 346,619 shares that may be offered and sold from time to time by certain stockholders of the Company (the "Selling Stockholders"), including up to 346,619 shares that may be sold by Infinity Investors Limited, IEO Holdings Limited, Summit Capital Limited, Glacier Capital Limited and Continental Capital & Equity Corporation pursuant to this Prospectus, the Prospectus dated December 4, 1997 and the Prospectus dated April 15, 1998. All capitalized terms used but not otherwise defined in this Prospectus Supplement shall have the meanings ascribed thereto in the Prospectus.

         The Common Stock of the Company is traded on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "EDGE." On December 28, 1998, the last reported sale price of the Common Stock as quoted on Nasdaq was $0.625.

         The Company will receive none of the proceeds from the sale of the Common Stock offered hereby by the Selling Stockholders. Expenses of preparing and filing the Registration Statement, the Prospectus, this Prospectus Supplement and all other prospectus supplements, if any, are borne by the Company. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
        ADEQUACY OF THE PROSPECTUS. ANY PRESENTATION OF THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                                   ---------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 31, 1998.



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         The Prospectus is hereby amended as follows:

         A. The section of the Prospectus entitled "Recent Bridge Financings" is amended by adding the following to the end of such section:

                  "On February 6, 1998, the Company entered into the First Amendment to the Securities Purchase Agreement and Related Documents, dated as of December 31, 1997 (the "First Amendment"), among the Company and the Funds. Pursuant to the First Amendment, the Funds converted $6 million aggregate principal amount of the Bridge Notes into 6,000 shares of the Preferred Stock with a redemption or liquidation value of $1,000 per share. The Preferred Stock is senior to the Common Stock with respect to dividends, liquidation and dissolution. Each share of Preferred Stock entitles the holder to an annual dividend of 8.25% ($82.50 per share), payable on a quarterly basis, which dividend increases to 18% in certain situations as specified in the Amended Certificate of Designation with respect to the Preferred Stock. In addition, the "Maximum Conversion Price" (as defined in the First Amendment) at which shares of Preferred Stock are convertible into Common Stock (the "Stock Conversion Shares") is $6.00, subject to adjustment in certain circumstances; in certain instances, such conversion price may be as low as 50% of the market price of the Common Stock.

                  The remaining $1.5 million of outstanding Bridge Notes held by the Funds have become secured debt pursuant to a Security Agreement, dated as of February 6, 1998 (the "Security Agreement"), between the Company and H.W. Partners, L.P., as agent for and representative of the Funds. With respect to such $1.5 million in outstanding Bridge Notes, the Funds have been granted a security interest in the collateral described in the Security Agreement, which includes all of the Company's unrestricted cash deposit accounts, accounts receivable, inventory and equipment and fixtures excluding the vans.

                  The Company has issued to the Funds an aggregate of 200,000 warrants (the "New Warrants"), each to purchase one share of Common Stock (collectively, the "New Warrant Shares") at an exercise price equal to $4.00 per share. The New Warrants are exercisable through December 2002 and are redeemable at the option of the Company, commencing January 1, 2000, based on a 20-day minimum closing bid price of Common Stock, at a redemption price equal to $.10 per share. The New Warrants also contain a "cashless exercise" feature.

                  On March 16, 1998, the Company sold an additional 1,550 shares of Preferred Stock to the Funds in exchange for non-marketable securities with an aggregate fair value of $1,550,000. In connection therewith, the Funds as the holders of the majority of the outstanding Preferred Stock obtained the right to appoint one director to the Company's Board of Directors, although they had not named such director as of December 31, 1998.



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                  As a condition to the consummation of the transactions
         contemplated by a purchase agreement, dated as of March 27, 1998, between the Company and Marion Interglobal Ltd. ("Marion"), the Company entered into the Agreement and Second Amendment to Bridge Securities Purchase Agreement and Related Documents (the "Second Amendment"), among the Company and the Funds. Pursuant to the Second Amendment, the Funds agreed that they would not convert, prior to December 31, 1998, any shares of Preferred Stock or any principal amount of the Bridge Notes into shares of Common Stock, unless a "Material Transaction" (defined as a change of control of the Company, a transfer of all or substantially all of the Company's assets or a merger of the Company into another entity) has occurred. Further, the Funds agreed that they would not, prior to March 31, 1999, publicly sell any shares of Common Stock owned or acquired by the Funds, unless a Material Transaction has occurred; the Funds are permitted, after June 30, 1998 and subject to the Company's right of first refusal, to privately sell any shares of Common Stock that they own or acquire, provided the purchaser agrees in writing to be bound by the same resale restrictions.

                  The Funds have granted to the Company an option to redeem the Preferred Stock and the Bridge Notes owned by the Funds as follows:
         (i) up to $2,500,000 may be redeemed on or before April 30, 1998; (ii) an additional $2,500,000 may be redeemed on or before May 31, 1998; and (iii) an additional $2,500,000 may be redeemed from and after June 1, 1998. The Company is required to redeem all of the Preferred Stock outstanding prior to redemption of any of the Bridge Notes. In addition, the Funds have granted to the Company and to Marion an option to acquire, on or before March 31, 1999, all of the shares of Common Stock owned by the Funds.

                  In connection with the Second Amendment, the Funds received 100,000 shares of Common Stock, as well as the right to receive 200,000 additional shares of Common Stock (collectively, the "New Shares") in the event that all of the Preferred Stock and Bridge Notes owned by the Funds have not been redeemed by the Company by June 30, 1998. Further, the exercise price of the Bridge Warrants has been reduced from $10.675 per share to $3.25 per share and the exercise price of the New Warrants has been reduced from $4.00 per share to $3.25 per share. The Company has agreed to register all of such shares of Common Stock (including the shares underlying warrants) under the Securities Act.

                  On December 4, 1998, the Company entered into the Client Service Agreement (the "CSA") with Continental Capital & Equity Corporation ("Continental"). Pursuant to the CSA, Continental agreed to perform certain public relations and marketing duties in order to promote the business of the Company. As compensation for such services, the Company delivered to Continental (a) $25,000 in cash,
         (b) 50,000 shares of Common Stock, (c) an option to purchase 50,000 shares of Common Stock, with an exercise price of $1.25, and (d) an option to purchase 50,000 shares of Common Stock, with an exercise price of $3.00.



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


                  On December 29, 1998, the Company entered into the Third Amendment to Bridge Securities and Purchase Agreement and Related Documents (the "Third Amendment"), among the Company and the Funds (or, if applicable, their respective transferees) (the "New Funds"). Pursuant to the Third Amendment, the Company agreed to retire all of the issued and outstanding shares of the Preferred Stock and, in exchange therefor, issue to the New Funds a new class of Series A-2 Convertible Preferred Stock (the "Series A-2 Preferred Stock"). The Series A-2 Preferred Stock is senior to the Common Stock with respect to dividends, liquidation and dissolution. Prior to January 1, 2000, no dividends shall accrue or be payable on the Series A-2 Preferred Stock. Beginning on January 1, 2000, each share of Series A-2 Preferred Stock shall entitle the holder to an annual dividend of 8.25%, payable on a quarterly basis, which dividend shall increase to 18% in certain situations as specified in the Certificate of Designation with respect to the Series A-2 Preferred Stock.

                  The Third Amendment also revised the conversion price at which the Company's convertible instruments may be convertible into Common Stock. The "Conversion Price" (as defined in the Third Amendment) applicable to the Bridge Notes is $2.50 until January 1, 2000, inclusive, and $1.25 thereafter. The Conversion Price applicable to the Series A-2 Preferred Stock is (i) for the first $2,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $1.25, (ii) for the next $1,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.00 until June 30, 1999, inclusive, $1.375 from July 1, 1999 until January 1, 2000, inclusive, and $1.25 thereafter, and (iii) for any excess amounts of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.50 until June 30, 1999, inclusive, $2.00 from July 1, 1999 until January 1, 2000, inclusive, and $1.25 thereafter.

                  The New Funds agreed to a limitation on their conversion rights, such that they may not convert any amount of convertible instruments or exercise any portion of warrants that would result in the sum of (a) the number of shares of Common Stock beneficially owned by the New Funds and their affiliates and (b) the number of shares of Common Stock issuable upon conversion of convertible instruments or exercise of warrants, exceeding 9.99% of the outstanding shares of Common Stock after giving effect to such conversion or exercise. The Third Amendment removed resale limitations on the New Funds. Furthermore, for one year or until his earlier termination of employment with the Company, as long as the New Funds do not sell their shares of Common Stock, Earl Takefman agreed not to sell his shares of Common Stock. If he is terminated for cause (as defined in his employment contract), he will not sell his shares of Common Stock for one year after such termination. If he is terminated without cause (as defined in his employment contract) or if he resigns, he will not sell his shares of Common Stock for thirty days after such termination or resignation (or for such longer time as mandated by federal or state securities laws).



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                  In addition, pursuant to the Third Amendment, the parties
         agreed that the following occurrences would constitute an Event of
         Default: (a) any of Earl Takefman, Richard Parker or Thomas Peters voluntarily resign from their respective positions with the Company, unless the closing bid price of the Common Stock exceeds $2.00 for twenty out of the thirty trading days preceding the effective date of such resignation; (b) the Greg Norman License is materially impaired due to a material breach by the Company or to an amendment that makes it economically impracticable for the Company to carry out its obligations pursuant thereto; (c) the Commission does not declare a new registration statement effective by March 31, 1999, which registration statement shall be consistent with a Registration Rights Agreement, dated as of June 13, 1997, among the Company and the Funds, and which shall register certain additional shares of Common Stock; or
         (d) the Company defaults or breaches any of its covenants, representations or agreements set forth in the Third Amendment.

                  Furthermore, as a means of retaining the Company's management and as an incentive for such management to pursue the Company's long-term goals, the Third Amendment provided that all outstanding stock options granted to Earl Takefman, Richard Parker and Thomas Peters shall be repriced to $1.00 per share and that all such options shall be immediately vested. The Company also agreed to reprice to $1.00 per share approximately 82,000 existing employee stock options, all such options to be immediately vested. In addition, the Company granted 400,000 additional stock options to Richard Parker and 100,000 additional stock options to Thomas Peters, all such options to be immediately vested and to have an exercise price of $1.00 per share.

                  Lastly, the New Funds agreed in the Third Amendment to cancel all warrants issued to them, including the New Warrants, other than warrants to be exercised for the purchase of such number of shares of Common Stock to result in a total exercise price of approximately $12,500."

         B. The table located in the section of the Prospectus entitled "Selling Stockholders" is amended to (i) modify the information concerning Infinity Investors Limited ("Infinity"); (ii) delete the reference to Infinity Emerging Opportunities Limited and, in lieu thereof, add the following information concerning IEO Holdings Limited ("IEO"); (iii) delete the reference to Sandera Partners, L.P. and, in lieu thereof, add the following information concerning Summit Capital Limited ("Summit"); (iv) delete the reference to Lion Capital Partners, L.P. and, in lieu thereof, add the following information concerning Glacier Capital Limited ("Glacier"); and (v) add the following information concerning Continental Capital & Equity Corporation ("Continental").

         The table below sets forth information as of December 31, 1998 concerning beneficial ownership of the shares of the Selling Stockholders therein listed. All information concerning beneficial ownership has been furnished by the Selling Stockholders.



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
                                                           SHARES OF                    SHARES OF
                             SHARES OF                   COMMON STOCK                 COMMON STOCK
     NAME OF               COMMON STOCK                 OFFERED IN THE               OWNED AFTER THE
 STOCKHOLDER(1)      OWNED BEFORE OFFERING(2)             OFFERING(3)                  OFFERING(4)
---------------      ------------------------           --------------               ---------------
                       NUMBER        PERCENT(5)      NUMBER        PERCENT(5)     NUMBER        PERCENT(5)
                       ------        -------         ------        -------        ------        -------
Infinity
  Investors
  Limited          2,947,133(6)      21.02%        2,947,133       21.02%           0              0

IEO Holdings
  Limited            654,919(6)       4.67%          654,919        4.67%           0              0

Summit Capital
  Limited            654,918(6)       4.67%          654,918        4.67%           0              0

Glacier Capital
  Limited            654,918(6)       4.67%          654,918        4.67%           0              0

Continental
  Capital &
  Equity
  Corporation         50,000            *             50,000          *             0              0

------------------
*        Less than one percent (1%).

(1) The address of each of Infinity, IEO, Summit and Glacier is Hawkins Waterfront Plaza, P.O. Box 556 - Main Street, Charleston, Nevis, West Indies. The address of Continental is Suite 200, 195 Wekiva Springs Road, Longwood, Florida 32779.

(2) Unless otherwise indicated, to the knowledge of the Company, each Selling Stockholder listed herein has sole voting and sole investment power with respect to all shares of Common Stock beneficially owned.

(3) The number of shares of Common Stock offered reflects the aggregate number of such shares owned by the Selling Stockholders (including, without limitation, shares issued as payment of interest and dividends through December 31, 1998) pursuant to the Prospectus dated August 18, 1997, as supplemented, the Prospectus dated December 4, 1997, as supplemented, and the Prospectus dated April 15, 1998, as supplemented.

(4) Assumes that all shares of Common Stock offered hereby are actually sold.

(5) Percentage is based on 14,019,245 shares of Common Stock outstanding as of December 31, 1998.

(6) The number of shares listed for Infinity, IEO, Summit and Glacier includes 3,900,000 shares of Common Stock issuable upon conversion of the Bridge Notes and the Series A-2 Preferred Stock, based on a conversion price for the Bridge Notes of $2.50 and a conversion price for the Series A-2 Preferred Stock as follows: (i) for the first $2,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $1.25, (ii) for the next $1,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.00, and
         (iii) for any excess amounts of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.50; each of such conversion prices subject to adjustment in accordance with the Third Amendment. Other than such shares issuable upon conversion, Infinity owns 607,133 shares of Common Stock, IEO owns 134,919 shares of Common Stock and Summit and Glacier each owns 134,918 shares of Common Stock, such totals including an aggregate of 16,000 shares issued pursuant to the exercise of warrants at an exercise price of $0.7813.



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         Except as set forth above or in the Prospectus, none of the Selling
         Stockholders has, nor within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates.

         The shares of Common Stock beneficially owned by IEO, Summit, Glacier and Continental, together with the underlying registration rights, were acquired in a private transaction from Infinity Emerging Opportunities Limited, Sandera Partners L.P., Lion Capital Partners, L.P. and the Company, respectively. Additional Selling Stockholders or other information concerning the above listed Selling Stockholders may be set forth from time to time in additional prospectus supplements.



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